Exhibit 99.1
February 25, 2011
Mr. Flavious J. Smith
Forestar Group Inc.
420 Throckmorton Street, Suite 1150
P.O. Box 116
Fort Worth, Texas 76102
Dear Mr. Smith:
In accordance with your request, we have estimated the proved developed producing reserves and future revenue, as of December 31, 2010, to the Forestar Group Inc. (Forestar) interest in certain oil and gas properties located in Colorado, Louisiana, and Texas. We completed our evaluation on February 11, 2011. It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Forestar. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for Forestar’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.
We estimate the net reserves and future net revenue to the Forestar interest in these properties, as of December 31, 2010, to be:

	Net Reserves		Future Net Revenue ($)
	Oil	Gas		Present Worth
Category/Property Group	(Barrels)	(MCF)	Total	at 10%
Proved Developed Producing
Consolidated Accounting Group Properties	608,748	06,658,843	65,261,300	39,168,100
Equity Accounting Group Properties	000,000	03,871,229	12,203,300	06,098,900

	608,748	10,530,072	77,464,600	45,267,000
Total — All Properties	608,748	10,530,072	77,464,600	45,267,000
The oil reserves shown include crude oil, condensate, and natural gas liquids. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.
The estimates shown in this report are for proved developed producing reserves. No study was made to determine whether proved developed non-producing, proved undeveloped, probable, or possible reserves might be established for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Future gross revenue to the Forestar interest is prior to deducting state production taxes and ad valorem taxes. For the majority of these properties Forestar owns no working interest; therefore, future net revenue is after deductions for these taxes but before consideration of any income taxes. For those properties in which Forestar owns a working interest, future net revenue is after deductions for these taxes and operating expenses but before consideration of any income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.
For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. Since Forestar owns a royalty interest rather than a working interest in the majority of these properties, it would not incur any costs due to abandonment or possible environmental liability, nor would it realize any salvage value for the lease and well equipment for those properties. For those properties in which Forestar owns a working interest, we have not investigated possible environmental liability related to these properties; therefore, our estimates do not include any costs due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.
Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2010. For oil volumes, the average West Texas Intermediate posted price of $75.96 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $4.376 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $75.97 per barrel of oil and $4.156 per MCF of gas.
Because Forestar owns no working interest in the majority of these properties, lease and well operating costs would not be incurred for such properties. However, estimated lease and well operating costs have been used in the determination of the economic limits for the royalty interest properties. These cost estimates are based on our knowledge of similar wells in the area. For certain properties in which Forestar owns a working interest, lease and well operating costs used in this report are based on operating expense records of the operators, as provided by Forestar. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. For the remaining working interest properties for which operating expense records were not available, estimated lease and well operating costs are based on our knowledge of similar wells in the area and are limited to direct lease- and field-level costs. Headquarters general and administrative overhead expenses of Forestar are not included. Lease and well operating costs are held constant throughout the lives of the properties.
We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Forestar interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Forestar receiving its royalty interest share or net revenue interest share of estimated future gross gas production.
The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of Forestar to recover the reserves, and that our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred by Forestar or the working interest owners in recovering such reserves may vary from assumptions made while preparing this report.
For the purposes of this report, we used technical and economic data including, but not limited to, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance analysis and analogy, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and guidelines. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.
The data used in our estimates were obtained from Forestar, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate. Supporting geoscience, performance, and work data are on file in our office. The titles to the properties have not been examined by NSAI, nor has the actual degree or type of interest owned been independently confirmed. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-002699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

/s/ James A. Dean
By:
James A. Dean, P.E. 86232
Petroleum Engineer

Date Signed: February 25, 2011
JAD:ABB

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